Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange
Act of 1934 (Amendment No.   )*

Diametrics Medical Inc.
(Name of Issue)

COMMON
(Title of Class of Securities)

252532106
(Cusip number)

Check the following box if a fee is
being paid with this statement [
].  (A fee
is not required only if the filing
person: (1) has a previous
statement on file
reporting beneficial ownership of
more than five percent of the class
of
securities described in Item 1; and
(2) has filed no amendment
subsequent
thereto reporting beneficial
ownership of five percent or less
of such class)
(See Rule 13d-7).

*The remainder of this cover page
shall be filled out for a reporting
person's
initial filing on this form with
respect to the subject class of
securities, and
for any subsequent amendment
containing information which would
alter the
disclosure provided in a prior
cover page.

The information required in the
remainder of this cover page shall
not be deemed
to be "filed" for the purpose of
Section 18 of the Securities
Exchange Act of
1934 ("Act") or otherwise subject
to the liabilities in that section
of the Act
but shall be subject to all other
provisions of the Act (however, see
the
Notes).

(Continued on the following page(s)
Cusip Number:    252532106
13G


1.   Investment Advisers, Inc.
2.   Check the appropriate box if a
member of a
group:  (a)
[   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:
Delaware
5.   Sole voting power: 937500
6.   Shared voting power:0
7.   Sole Dispositive power: 937500
8.   Shared dispositive power:0
9.   Aggregate amount beneficially
owned by each
reporting
person: 937500
10.  Percent of class represented
by amount in Row 9: 4.18 11.  Type
of Person Reporting*:  IA

Item 1.
(a)  Name of Issuer:
Diametrics Medical, Inc.
b)  Address of Issuer's
Principal Executive Offices:
Executive Ofices:
2658 PATTON ROAD
ST. PAUL,  MN 55113

Item 2.
(a)  Investment
Advisors, Inc.
(b)  3700 First Bank
Place, Box 357,
Minneapolis, MN 55440
(c)  Delaware
(d)  Title of Class of
Securities:  Common (e)  Cusip
Number:  252532106

Item 3    (e)  Investment
Advisor registered under Section
203 of the
Investment Advisors Act of 1940.
Item 4.   (a)
Amount beneficially owned:
937500
     (b)  Percent of Class: 4.18
  (c)  Number of shares as to which
                      such person
                      has:

(I)  Sole power to vote: 937500
(ii) Shared power to vote:0
(iii)Sole power to dispose or direct
disposition of: 937500
(iv) Shared power to dispose or
direct disposition of:0

Item 5.        If this statement is
being filed to report the fact that
as of
the date hereof the reporting person
has ceased to be the
beneficial owner of more than five
percent of the class of securities,
    check the following:  [ X   ]

Item 6.        The shares referred
to in this filing are
held by various
custodian banks for various clients
of Investment Advisors, Inc.
None of the individual clients or
custodian banks holds more
than 5% or more of the shares.
Item 7.   Not applicable.
Item 8.        Not applicable.
Item 9.        Not applicable.
Item 10.       Certification

By signing below I certify that, to
the best of my knowledge and belief,
the
securities referred to above were
acquired in the ordinary course of
business
and were not acquired for the
purpose of and do not have the
effect of changing
or influencing the control of the
issuer of such securities and were
not
acquired in connection with or as a
participant in any transaction
having such
purposes or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify
that the infraction set forth in
this statement is true, complete
and correct.

Date:  6/9/99

/s/  Kelly Thomas Coughlin

Kelly Thomas
Coughlin
Vice President
Director of
Compliance